February 26, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: Mark Shannon, Staff Accountant

100 F Street, NE

Washington D.C. 20549

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed September 24, 2008
Form 10-Q for the Fiscal Quarter Ended September 28, 2008
Filed November 5, 2008
Form 8-K Filed January 27, 2009
File No. 000-15086

Dear Mr. Shannon:

In response to your letter dated January 30, 2009, we have reviewed the Staff’s comments and questions related to the above-listed filings of Sun Microsystems, Inc. (the “Company” or “Sun”). Our responses to the Staff’s comments are provided below.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1.	We note your risk factor disclosure on page 14 indicating that you depend on the telecommunications, financial services and government sectors for a significant portion of your revenues. To the extent that any material portion of your business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government, this fact should be discussed in future filings as appropriate. See Item 101(c)(1)(ix) of Regulation S-K.

The portion of our business that is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government is not material. Although we do have contracts with government agencies that are subject to termination at the convenience of the respective agency and we do sell products and services to government agencies through integrators in connection with programs that may be terminated in the future by the government, a large portion of our business with the government involves indirect sales through resellers of our products which do not involve direct contracts with the government and are made based upon demand from the resellers. These sales are generally made under the terms of master sales agreements with these resellers, with pricing and terms that are fixed and determinable at the time of delivery of the goods and services and not subject to profit re-negotiation. Accordingly, if these government agencies choose to terminate their contracts with our resellers, the impact to our business would potentially be reflected as reduced demand from our resellers. In the event that there are changes in the manner we conduct business with the government, we will assess the impact of these changes in light of Item 101(c)(1)(ix) of Regulation S-K and will provide related disclosures in future filings as appropriate.

2.	Please tell us what consideration you gave to filing the agreements with Fujitsu relating to your collaborative sales and marketing efforts and/or to the joint development and manufacturing of Advance Product Line server products as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We have considered whether any of our agreements with Fujitsu related to our collaborative sales and marketing efforts and our joint development and manufacturing of Advanced Product Line server products (the “Fujitsu Contracts”) are required to be filed as a “Material Contract” pursuant to Regulation S-K Item 601(b)(10). We have concluded that the existing Fujitsu Contracts do not need to be filed because these contracts were made in the ordinary course of business and do not fall within any of the categories set forth in Item 601(b)(10)(ii)(A) through (D). In particular, with respect to Item 601(b)(10)(ii)(B), we do not believe that our business is substantially dependent on any of the Fujitsu Contracts.

We are a provider of network computing infrastructure solutions, including server products, storage products, software offerings and services. Forming strategic alliances to market and develop such solutions is an activity that ordinarily accompanies our business and we have entered into numerous strategic alliances from time to time, including the Fujitsu relationship. The Advanced Product Line server products covered by the Fujitsu Contracts do not represent the major part of our overall product, software and services offerings. While we believe it is appropriate to include a risk factor regarding the Fujitsu relationship, we do not believe that our business is substantially dependent on any of the Fujitsu Contracts.

3.	In future filings, please include a description of the factual basis alleged to underlie the GSA lawsuit. In addition, please disclose in future filings the amount of damages sought and clarify whether the GSA lawsuit was instituted in 2005 and whether the suit includes as principal parties any other governmental agencies. We note your disclosure that you have recorded a contingent liability; however, it is unclear which specific line item encompasses this liability. Please advise.

In response to the Staff’s comments, in our 10-Q for the fiscal quarter ended December 28, 2008 (the “10-Q”), we updated the discussion regarding the GSA lawsuit to (i) include a description of the factual basis alleged to underlie the GSA lawsuit; (ii) clarify that the GSA suit was instituted in 2005;

(iii) include the involvement of other governmental parties; and (iv) clarify that the amount of damages sought is unknown as the government’s complaint does not identify the amount of damages it claims or intends to claim. In addition, we included a statement in the 10-Q that the contingent liability related to this claim is reflected in “Other non-current obligations” in our condensed consolidated financial statements. Please see Note 11 to our Notes to Condensed Consolidated Financial Statements (Unaudited), “Litigation and Other Contingencies,” in the 10-Q, which reads as follows:

“In September 2004, private plaintiffs known as “relators” filed an action against us on behalf of the government of the United States in the United States District Court for the District of Arkansas alleging that certain rebates, discounts and other payments or benefits provided by us to our resellers and technology integrators constitute “kickbacks” in violation of the federal Anti-Kickback Act, because such benefits allegedly should have been disclosed to and/or passed on to the government. That action was filed under seal, and the complaint was not unsealed until April 2007. Later in fiscal 2005, the General Services Administration (GSA) began auditing our records under the agreements it had with us at that time. The GSA’s auditors alleged that we failed to provide agreed-upon discounts in accordance with the contracts’ “price reduction clauses” and further alleged that certain pricing disclosures made by us to the GSA were substantially incomplete, false or misleading, resulting in defective pricing. In April 2007, the United States Department of Justice filed a complaint intervening in the lawsuit in Arkansas described above. The government’s complaint includes claims related to both the “kickback” claims in the relators’ original complaint and other claims related to the GSA audit described above, including claims under the federal False Claims Act, breach of contract, and other related claims. The government’s complaint does not identify the amount of damages it claims or intends to claim. The parties continue to discuss the nature of the government’s current and potential claims on our GSA and other government sales. If this matter proceeds to trial, possible sanctions include an award of damages, including treble damages, fines, penalties and other sanctions, up to and including suspension or debarment from sales to the federal government. Although we are interested in pursuing an amicable resolution, we intend to present a vigorous factual and legal defense throughout the course of these proceedings.

As required by SFAS 5, we accrue for contingencies when we believe that a loss is probable and that we can reasonably estimate the amount of any such loss. We have made an assessment of the probability of incurring any such losses and such amounts are reflected in Other non-current obligations in our condensed consolidated financial statements. Litigation is inherently unpredictable and it is difficult to predict the outcome of particular matters with reasonable certainty and, therefore, the actual amount of any loss may prove to be larger or smaller than the amounts reflected in our condensed consolidated financial statements.”

This updated information will continue to be provided in future filings to the extent that we address the GSA litigation.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 91

4.	We note that you refer to disclosure controls and procedures as defined in “Rules 13a-15(c) and 15(d)-15(c) of the Securities Exchange Act of 1934.” Please confirm, if true, that your disclosure controls and procedures met the definition of this term as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please provide us with a representation that you will utilize the definition of disclosure controls and procedures provided in Rules 13a-15(e) and 15(d)-15(e) of the Act in future filings.

We confirm that our disclosure controls and procedures met the definition as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Act”). We represent that we will refer to Rules 13a-15(e) and 15d-15(e) of the Act in future filings.

Definitive Proxy Statement Filed September 24, 2008

Executive Compensation

Compensation Discussion and Analysis, page 17

5.	We note that you have omitted the annual strategic performance goals, which are based on revenue and operating income and which, according to your disclosure, constitute a material element of your executive compensation. We presume you are relying on Instruction 4 to Item 402(b) of Regulations S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction. Please advise.

In the Compensation Discussion and Analysis section of our Proxy Statement, we stated that our quarterly performance-based cash bonus plan is an element of our annual executive compensation. More specifically, we stated that the bonus plan funding was based on two key financial measures, revenue and operating income, and we disclosed the specific targets for each of these financial measures, as well as the achievement against these financial measures for each quarter of fiscal 2008.

The annual strategic goals for fiscal 2008 were related to our market share for certain products and services rather than revenue and operating income. As stated in our Proxy Statement, the additional payout based on the achievement of the annual strategic goals was simply contingent on our achievement of the revenue and operating income targets under the bonus plan for the fourth quarter of fiscal 2008. As we did not achieve our fourth quarter revenue and operating income performance targets, no bonus was paid. If we had achieved our fourth quarter revenue and operating income targets, the total additional funding based on the achievement of the annual strategic goals would have represented approximately 15% of the fourth quarter’s targeted funding and approximately 6% of the total annual bonus plan funding target. As such, the additional funding as result of the achievement of the annual strategic goals would have represented only a small portion of the executives’ total compensation.

We confirm that we relied on Instruction 4 to Item 402(b) of Regulation S-K in omitting disclosure of our annual strategic goals and confirm that we performed a competitive harm analysis in support of such reliance.

Form 10-Q for the Fiscal Quarter Ended September 28, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 32

6.	We note your disclosure on page 10 that there could be material adjustments to your goodwill impairment charge when you have completed the impairment test. Please tell us what consideration you gave to disclosing the significant assumptions you used in performing your impairment test and providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

The methodology and assumptions that were used for our first quarter of fiscal 2009 goodwill impairment test were similar to those made and disclosed as part of our annual goodwill impairment test in our 10-K filing for fiscal 2008, and were included within “ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our quarterly report for the period ended September 28, 2008 as follows:

“In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various businesses to which the acquired goodwill relates; (2) estimate the fair value of our businesses to which goodwill relates based on future expected discounted cash flows (income approach); and (3) determine the carrying value (book value) of those businesses, as some of the assets and liabilities related to those businesses, such as property and equipment and accounts receivable, are not held by those businesses but by functional departments (for example, our Global Sales and Services organization and Worldwide Operations organization).

We perform our goodwill impairment analysis at one level below the operating segment level as defined in SFAS 142. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the businesses with recognized goodwill for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. In addition, we make certain judgments about allocating shared assets such as accounts receivable and property and equipment to the balance sheet for those businesses. We also consider our market capitalization (adjusted for unallocated monetary assets such as cash, marketable debt securities and debt) on the date we perform the analysis.”

As of the end of our first quarter of fiscal 2009, we disclosed our goodwill impairment charge as an estimate because we had not completed the goodwill impairment test. As of that time, we had run several modeling scenarios, our cash flow forecasts were largely complete and had been reviewed by senior management, and we had performed a preliminary “Step 2” analysis. Under all scenarios, the impairment test resulted in the full impairment of goodwill in our Systems reporting unit, and no goodwill impairment in our Software or Services reporting units. We did not provide additional quantitative and qualitative disclosure of the sensitivity of our goodwill valuation to changes in methodologies or assumptions because:

•

We were still refining our analysis and we did not know with certainty what sensitivity levels would result in additional impairment charges. It would have been difficult to state with a high level of confidence the percentage change in cash flows, discount factors, or long-term growth rates that could have resulted in further impairment charges to our Software or Services reporting units.

•

We believe that disclosing the individual impacts of changes in underlying assumptions on cash flows, discount factors and long-term growth rates would be potentially misleading to a user of the financial statements, due to their complex inter-relationships.

As a result of these factors, we believed that there would be no additional value to the financial statement reader in disclosing sensitivities to our assumptions.

We completed our first quarter of fiscal 2009 goodwill impairment test during the second fiscal quarter of 2009, and did not record any adjustments to the estimated impairment charge recorded during the first quarter of fiscal 2009. After completing our first quarter of fiscal 2009 goodwill impairment test, we addressed the qualitative risks of the estimated value of goodwill in “ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our quarterly report for the period ended December 28, 2008 as follows:

“As of December 28, 2008, we had a goodwill balance of $1,700 million. Goodwill impairment analysis and measurement is a process that requires significant judgment and the use of significant estimates related to valuation such as discount rates, long term growth rates and the level and timing of future cash flows. As a result, several factors could result in impairment of a material amount of our $1,700 million goodwill balance in future periods, including, but not limited to:

(1) A decline in our stock price and resulting market capitalization (such as the decline which occurred subsequent to September 2008), if we determine that the decline is sustained and is indicative of a reduction in the fair value of either of our software or services reporting units below their carrying values;

(2) Further weakening of the global economy, continued weakness in the network computing industry, or failure of Sun to reach our internal forecasts could impact our ability to achieve our forecasted levels of cashflows and reduce the estimated discounted cashflow value of our reporting units.

It is not possible at this time to determine if any such future impairment charge would result from these factors, or, if it does, whether such charge would be material. We will continue to review our goodwill and other long-lived assets for possible impairment. We cannot be certain that a future downturn in our business, changes in market conditions or a longer-term decline in the quoted market price of our stock will not result in an impairment of goodwill or other long-lived assets and the recognition of resulting expenses in future periods, which could adversely affect our results of operations for those periods.”

Form 8-K Filed January 27, 2009

Exhibit 99.1

7.	We note you presented a non-GAAP measure entitled “Adjusted Net Income” in your fiscal 2007 earnings releases, changed to a measure entitled “Adjusted EBITDA” for earnings releases in three quarters during fiscal 2008, and then reverted back to “Adjusted Net Income” in your earnings releases for your fourth quarter of fiscal 2008. Please explain to us the substantive reasons for these changes and what consideration you gave to disclosing these reasons in the applicable earnings releases.

Since our fiscal year 2007, the following non-GAAP measures have been presented in our earnings release materials: (i) “Net Income (Loss) Excluding Special Items” was presented from fiscal year 2002 through fiscal year 2007; (ii) “Adjusted EBITDA” was presented beginning in the first quarter of fiscal 2008 through the third quarter of fiscal 2008; and (iii) “Non-GAAP Net Income” was presented beginning in the fourth quarter of fiscal 2008. Each of these measures is distinct from the others with respect to the particular items excluded from GAAP net income, and Appendix A attached to this letter provides a summary comparison chart noting the specific exclusions for each measure. In each case where we changed the non-GAAP measure we presented, we believed that the new measure would provide more meaningful information to our investors and would be more helpful to our investors in comparing our results to the non-GAAP results presented by our peers. Additionally, each time that we have changed our non-GAAP measure, we have clearly presented in our earnings release materials the specific adjustments that are being made to GAAP net income and have updated our results for the prior nine fiscal quarters to include a presentation of the calculation of the new non-GAAP measure.

Net Income (Loss) Excluding Special Items. From fiscal year 2002 through fiscal year 2007, we presented a calculation of Net Income (Loss) Excluding Special Items. As set forth in the relevant explanatory note accompanying the disclosures, we believed that this non-GAAP financial measure provided meaningful supplemental information regarding our performance by excluding certain charges, gains and tax effects that may not have been indicative of our core business operating results.

Adjusted EBITDA. Beginning in the first quarter of fiscal 2008, we began presenting (and began using internally) the Adjusted EBITDA measure instead of the Net Income (Loss) Excluding Special Items measure because we believed the Adjusted EBITDA measure would provide more meaningful information to investors. We explained our reasons for transitioning to the Adjusted EBITDA measure in the accompanying explanatory notes, noting that EBITDA and Adjusted EBITDA were used by some investors when assessing our performance, and we believed the assessment of our operations excluding these items was relevant to the assessment of internal operations and comparisons to industry performance. In particular, EBITDA and Adjusted EBITDA are used by some investors to assess a company’s performance in generating cash during a period.

Non-GAAP Net Income. In the fourth quarter of fiscal year 2008, we began presenting a calculation of non-GAAP net income.

We made the decision to transition from the Adjusted EBITDA metric to the non-GAAP net income metric based principally on discussions with investors during the first three quarters of fiscal year 2008. We heard from many investors that, for purposes of comparing our results to non-GAAP results presented by our peers, it would be more useful if we presented a non-GAAP income metric instead of the Adjusted EBITDA metric. In order to make it easier for financial analysts to evaluate performance of our on-going operating business, we began presenting (and began using internally) the non-GAAP net income metric and an associated non-GAAP net income per share metric.

At the time we began presenting the non-GAAP net income metric, we did not disclose the specific reasons why we decided to transition from the Adjusted EBITDA metric to the non-GAAP net income metric because we concluded that this would not add to or detract from the level or quality of information provided to investors. As described in the relevant explanatory notes accompanying the disclosures, the principal underlying reason for presenting both of these non-GAAP metrics was the same: we believe that the non-GAAP measures help illustrate Sun’s baseline performance before gains, losses or charges that we consider to be outside of on-going operating results. We did revise the accompanying explanatory note at the time we began presenting the non-GAAP net income metric to discuss the reasons for excluding the additional items that are excluded from that metric.

We anticipate continuing to present the non-GAAP net income metric for the foreseeable future.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Craig Norris, Vice President, Corporate Law, or Kalyani Chatterjee, Corporate Controller and Chief Accounting Officer or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN
Michael E. Lehman Chief Financial Officer and Executive Vice President, Corporate Resources

CC:	Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Kalyani Chatterjee, Sun Microsystems, Inc.
Craig Norris, Sun Microsystems, Inc.

Appendix A

	Excluded from Net Income (Loss) Excluding Special Items	Excluded from Adjusted EBITDA	Excluded from Non-GAAP Net Income
	FY02-FY07	Q1FY08-Q3FY08	Q4FY08-present
Purchased in-process research and development	X		X
Amortization of acquisition related intangibles		X	X
Stock based compensation		X	X
Restructuring and related impairment of long-lived assets (including goodwill)	X		X
(Gain) loss on equity investments, net	X	X	X
Settlement (income) loss	X	X	X
Tax effect of non-GAAP adjustments	X		X
Interest (income) expense, net		X
Taxes		X
Depreciation and amortization		X